FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   September 2007

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-941-1717

George Barrett,
Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
          Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA PROVIDES UPDATE ON EDRATIDE FOR SYSTEMIC LUPUS ERYTHEMATOSUS

Jerusalem, Israel, September 19, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the Company's synthetic peptide, edratide (TV-4710), did not meet its primary endpoint in the PRELUDE trial, a Phase 2 clinical trial in patients with systemic lupus erythematosus (SLE). The drug candidate, administered as a subcutaneous weekly injection, was shown to be safe and well-tolerated.

PRELUDE, a randomized, double-blind, placebo-controlled, parallel assignment Phase 2 study, enrolled 340 patients from 12 countries across North America, Latin America, the European Union, Russia, and Israel. The study was designed to assess the efficacy and safety of edratide, with the primary endpoint being the reduction of lupus disease activity over a 26-week treatment period, as measured by the Systemic Lupus Erythematosus Disease Activity Index (SLEDAI) score.

Analyses of edratide's performance in other secondary clinical endpoints measured in the trial are still ongoing, and any potential further development plans for this product candidate will not be determined until these additional analyses have been completed**.**

About Edratide

Edratide (TV-4710) is a synthetic peptide composed of 19 amino-acid residues developed by Teva Pharmaceutical Industries Ltd. based on research done by Prof. Edna Mozes of the Weizmann Institute of Science, Rehovot, Israel. The sequence of the peptide is based on the complementarity determining region 1 (CDR1) of a pathogenic human anti-DNA monoclonal antibody (mAb) that bears the 16/6 idiotype (16/6 Id). This idiotype was found to have clinical relevance in SLE patients. Edratide was tested and found active in several relevant in-vitro and in-vivo models for lupus and was previously found to be safe for administration to humans in two phase I studies.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 76 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs, primarily for diseases of the central nervous system and auto-immune diseases.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: September 19, 2007